Exhibit 99.82








                        [Letterhead of Japonica Partners]




                                            December 3, 1994


         Frank J. Tasco
         Director
         Borden, Inc.
         277 Park Avenue
         New York, NY  10172

         Dear Mr. Tasco:

         We have reviewed your letter dated December 1, 1994. In order for us to have a constructive dialogue, and to serve shareholders' best interests in a productive and timely manner, please note the following points:

              POINT I; MEETING SPECIFICS -- Given the time sensitive nature of the situation, it is important that you make every effort to facilitate the participation of shareholders and industry analysts in this process and remain focused on your fundamental duty of maximizing shareholder value.

              As indicated in our November 30, 1994 letter, we wish to meet with the Board of Directors in New York City on December 6th, 1994 after the close of the market. We have made meeting room arrangements for 4:45 p.m. at the Grand Hyatt New York Hotel (The Alvin Room), at Park Avenue at Grand Central Station.

              POINT II; BOARD ATTENDANCE -- We respectfully suggest that all members of the Board should attend the meeting. At a minimum, a majority of directors, including the most business knowledgeable directors, should be present. This includes yourself (Former Chairman & CEO of Marsh & McLennan Companies), Mr. Ervin Shames, CEO of Borden, Mr. Robert Luciano, Chairman & CEO of Schering-Plough Corporation and Mr. H. Barclay Morley, Former Chairman & CEO of Stauffer Chemical Company. We are willing to reschedule the meeting to facilitate full Board participation.







              Having only one director from a non-profit organization may create the appearance that your advisors are seeking to keep control away from the Board. Given reported concerns regarding your advisors' possible conflicting interests, any perception of impropriety, in our view, should be avoided.

              POINT III; MAJOR SHAREHOLDER AND INDUSTRY ANALYST
              REPRESENTATION -- We respectfully recommend that you expeditiously invite representatives of Borden's major shareholders and industry analysts to attend the meeting.

              POINT IV; ADDRESSING ISSUES -- The issues raised in your letter will be addressed at the meeting, although certain statements in your letter need clarification.

              POINT V; IMPROVED PROPOSAL -- At the meeting, we will be prepared to discuss modifications to our proposal that would further enhance shareholder value.

         We look forward to maximizing Borden's shareholder value as a proactive white knight. Our proposal is made pursuant to your request.

                                            Best Regards,


                                            /s/ Japonica Partners
                                            JAPONICA PARTNERS


         cc:  Borden Board of Directors